August 5, 2010

FILED BY UPS AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549-0305

Attn: Lyn Shenk, Branch Chief

Re:	Pacer International, Inc.

File No. 000-49828

Form 10-K: For the Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

Set forth below are the responses of Pacer International, Inc. (the “Company” or “we”), to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 13, 2010 (the “Comment Letter”), with respect to the above-referenced Form 10-K.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response. Unless otherwise indicated, page references herein are to the Company’s Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Executive Summary, page 44

New Arrangements with Union Pacific

1.	We note in the risk factor on page 20 that the new Union Pacific contract will change your historical equipment flows which could negatively affect your operating costs and results of operations and that higher empty repositioning charges and similar activities related to equipment balance may also compress margins. Please provide a discussion in MD&A explaining the expected impact these and other factors (employment levels, etc.) will have on operations. For example, it appears that these operations have historically contributed favorably to margins. Discuss how the elimination of these operations will impact margins, cash flows, net results, etc.

Securities and Exchange Commission

August 5, 2010

Response:

The Company has not eliminated any operation or business as a result of the new arrangements with Union Pacific Railroad Company (“UP”). We are still managing our network and equipment flows and continue to provide all of the same product and service offerings as we did before the new UP contract, but with an increased emphasis on retail business (where shipments are tendered directly by shippers rather than through intermodal marketing companies (“IMCs”) and other intermediaries, which we refer to as wholesale business). The potential impact of the new UP arrangements on our financial results is subject to a number of variables. Specifically, our ability to predict the potential impacts on margins, cash flows, net results and employment levels of the new arrangements with UP and the significant reduction of the east-west big box business from IMCs was and continues to be greatly dependent on a number of unknown variables, including but not limited to the following: our ability to replace the IMC revenue with new retail and other revenues that would still flow on the UP network; the pace of the transition of the IMC traffic; our ability to pass on to our customers the increased rate structure under the new UP contract which will be affected by competitive conditions and commercial pricing decisions we make on a customer by customer basis; equipment utilization; our ability to reposition boxes to handle new customers; our ability to limit the number of empty moves during this repositioning; the location of new customers; and the lanes in which these new customers would operate. The Staff is supplementally advised, that during the first half of the year, the reduction in our fleet and improved network balance allowed us to reduce the risk associated with equipment flows and repositioning charges. In addition, the impact on staffing levels could not be reasonably predicted as our ability to successfully replace the IMC customers with retail or other customers would mitigate the impact on staffing levels.

In our 2009 Form 10-K, the only impact of the new UP arrangements that the Company could anticipate with any reasonable degree of certainty was the expected transition away from the Company of the east-west big box business that the Company had historically handled for IMCs. This transition was expected as a result of the new rate structure in the new UP contract which caused the Company to increase the rates it charged to its IMC customers, thereby becoming the catalyst for our IMC customers to transition their transportation requirements either directly to UP or to other transportation providers. The MD&A in the Form 10-K on page 44 identified that the anticipated impact of the new UP arrangements would be the transition away from us of this IMC business and further highlighted that the revenues from these IMC customers totaled $391.3 million and $248.8 million in 2008 and 2009, respectively. This disclosure was repeated on page 52 under the revenue discussion and similar disclosure with respect to the cost of purchased transportation and services and direct operating expenses attributable to the transitioning IMC business was included under those respective headings on pages 52 and 53. As a result of these disclosures, we believe investors were provided with the relevant information that the Company could reasonably anticipate regarding the expected impact of the new UP arrangements.

Securities and Exchange Commission

August 5, 2010

In subsequent filings the Company has continued to discuss in its MD&A the impact of the new UP arrangements on the Company’s financial results. In the MD&A of our Form 10-Q for the quarter ended March 31, 2010, the following areas specifically discussed the impact of the new UP contract:

•	MD&A Executive Summary – indicates substantially all of the wholesale east-west domestic big box business had transitioned away from us as a result of the new UP agreements. (Form 10-Q, page 18)

•	MD&A Results of Operations (3 month) –

•

Revenue - discussion attributes the decline in domestic volume to the new UP agreements and discloses the 2009 and 2010 revenues associated with the transitioned east-west domestic big box business. (Form 10-Q, page 23)

•	Cost of Purchased Transportation and Services – discussion indicates the amount attributed to the transitioned big box business for both the 2009 and 2010 periods. (Form 10-Q, page 23)

•	Direct Operating Expenses – discussion attributes the reduction in the number of containers and chassis to the new UP agreements. (Form 10-Q, page 24)

•

Liquidity and Capital Resources – Indicates the new UP agreements have reduced our future operating lease contractual obligations and indicates the amount of equipment payments made by UP which were recorded as a reduction to direct operating expense in the 2010 period. (Form 10-Q, page 27)

The Company has made similar disclosures in its Form 10-Q for the quarter ended June 30, 2010 filed today with respect to the three and six month periods of 2009 and 2010 discussed therein. The Company will continue to include such disclosures in its future filings as appropriate.

Critical Accounting Policies, page 46

2.	Please disclose the methodology and assumptions underlying the estimates of costs of purchased transportation and services and the impact of any changes in the estimates.

Response:

We will disclose the requested information in our critical accounting policies section of our future filings. Our disclosure under Critical Accounting Policies in our Form 10-Q for the period ended June 30, 2010 is as follows:

Securities and Exchange Commission

August 5, 2010

“Recognition of Cost of Purchased Transportation and Services. Both our intermodal and logistics segments estimate the cost of purchased transportation and services and accrue an amount on a load by load basis in a manner that is consistent with revenue recognition. The amount to accrue on a load by load basis is based on current rate quotes or contracts with service providers. To the extent the actual costs differ from the estimates, the difference is recognized in the period in which the actual cost becomes known. Unexpected or significant future changes could result in a material impact to future results of operations.”

Results of Operations, page 51

3.	A significant portion of your discussion of revenues is dedicated to stating in narrative form the amounts and percentage changes in various types of revenues. We believe your disclosure could be improved by providing this information in a table and focusing the narrative portion of your disclosure on analysis of the underlying reasons for the changes. Please revise as appropriate.

Response:

We will present revenue and related volume information by type in a table with a narrative analysis of the underlying reasons for the changes in our future filings, commencing with our Form 10-Q for the period ended June 30, 2010.

4.	You state your costs of purchased transportation and services in the intermodal segment in future periods will be negatively affected as the rail rates you pay Union Pacific gradually increase. As this appears to be a known trend affecting future results, please revise to quantify the expected impact in absolute dollars or in percentage terms based on contract rates and current market rates.

Response:

Pages 45 and 53 of, and Note 5 of the Notes To Consolidated Financial Statements included in, the Form 10-K disclosed that $11.3 million of the $30 million payment received from UP would be amortized over the remaining term of our legacy agreement with UP. Accounting for this payment required us to estimate the rail cost increase ($11.3 million) under the new UP contract on purchased transportation costs over the remaining term of the UP legacy contract. (See response to comment 8 for further information.) In future filings, commencing with our June 30, 2010 Form 10-Q, the Company will revise its disclosure to clearly indicate that the $11.3 million reflected our estimate of the rail cost increase under the new UP contract on purchased transportation costs over the remaining term of the UP legacy contract.

Due to the number of variables associated with the future impact on cost of purchased transportation (including but not limited to volume increases and decreases that will be affected by economic conditions, future market rates that will affect the rate we pay UP under the new contract for transportation on the UP network, the impact of rate

Securities and Exchange Commission

August 5, 2010

differentials between lanes, and equipment utilization), we are not able to further quantify the effect of the increased rate structure under the new UP contract beyond the $11.3 million estimate discussed above.

5.	Please expand your cost of purchased transportation and services discussion on the changes in margin percentages for both the intermodal segment and logistics segment to more specifically explain the factors causing the change (equipment flow, repositioning, etc.).

Response:

We will disclose the requested information in the results of operations section of our future filings. Please see the Form 10-Q for the period ended June 30, 2010 filed today.

6.	Please revise to quantify all material factors to which variances are attributed. For example, quantify the effect of the employment reduction and the temporary salary reductions that led to the decrease in S,G&A expense in 2009.

Response:

In future filings, we will add disclosure to quantify (in either dollar or percentage terms) the material factors to which variances in our operating results are attributed. Please see our Form 10-Q for the period ended June 30, 2010 filed today.

Notes to Consolidated Financial Statements, page F-7

Revenue Recognition, page F-11

7.	Please expand your policy to describe the delivery requirements for each major type of revenue activity. In addition, you state that logistics segment revenues from warehousing and supply chain management/consulting are recorded “as earned.” Please revise to state specifically when these revenues are earned.

Response:

Our two major types of revenue activities are transportation service revenue and warehousing, distribution and supply chain service revenues. In future filings, commencing with our Form 10-Q for the period ended June 30, 2010 filed today, we will revise the revenue recognition disclosure under the Critical Accounting Policies section of our MD&A as follows:

“Revenue Recognition

We recognize revenue when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. We maintain signed

Securities and Exchange Commission

August 5, 2010

contracts with many of our customers and have bills of lading specifying shipment details, including the rates charged for our services. Our transportation service revenue is recognized after the services have been completed, meaning delivery has occurred and the shipping terms of the contract have been satisfied. Our warehousing, distribution and supply chain services revenues are recognized as the storage or service is rendered.”

Commencing with our Form 10-K for the year ending December 31, 2010, we will add disclosure to the foregoing effect to the revenue recognition policy disclosure in Note 1 of our audited consolidated financial statements.

Note 5. New Union Pacific Arrangements and Sale of Certain Assets, page F-18

8.	Your disclosure here and in MD&A describes in general terms the types of changes in the Union Pacific amendment for 48 and 53 foot containers, but does not explain the specific impact of the amendment nor why you entered a new agreement nor why wholesale east-west big box businesses are transitioning away from you. In future filings, please revise to provide these disclosures in MD&A or elsewhere as appropriate, so that investors may better understand the amendment’s impact on you and the circumstances that brought these changes. Please provide us a copy of your intended revised disclosure. In addition, please explain to us the components of the $30 million payment from Union Pacific and your basis of accounting for each, including how you determined the measurement of the components and the timing of their recognition. Include in your response whether this amount represents the settlement of claims between the companies or whether it relates to the new agreement.

Response:

A: Proposed Revised Disclosure

To further clarify the specific impact of the new UP arrangements, why we entered into the new arrangements and why wholesale east-west big box business (i.e. volumes and revenues) transitioned away from us, we will add to or revise our disclosure in the Notes to Financial Statements, Item 1 and elsewhere as appropriate as follows:

“On November 3, 2009, Pacer entered into new multi-year agreements with Union Pacific Railroad Company (“Union Pacific”) covering domestic big box (48- and 53-ft. container) shipments tendered by Pacer for transportation by Union Pacific. The purpose of the new arrangements, which replaced various aspects of our legacy agreement with Union Pacific which expires in October 2011, was to extend on a multi-year basis beyond 2011 our strong relationship with one of our major transportation providers with a gradual transition from the legacy agreement rates to market-based rates for our domestic big box product, thereby resolving uncertainty concerning the potential impact that the October 2011 expiration of the legacy agreement would have had on that product.

Securities and Exchange Commission

August 5, 2010

The new arrangements, among other things:

•

provide for a gradual adjustment over a two-year period to “market” levels of the rates we pay for Union Pacific’s transportation of domestic big box shipments and for continuation of the rates on competitive terms after the October 11, 2011 termination date of our legacy contract with Union Pacific;

•

establish a fleet sharing arrangement that allows Union Pacific customer access to our equipment fleet, grants us expanded access to Union Pacific’s EMP equipment fleet, and contains a mechanism that allows us to adjust the size of our fleet on Union Pacific up or down in the future to address estimated changes in our equipment needs; and

•	settled all outstanding claims and counterclaims between Union Pacific and the Company relating to domestic big box shipments under our legacy agreement with Union Pacific.

In connection with the new arrangements we received a $30 million payment from Union Pacific on November 3, 2009. In the fourth quarter of 2009, $17.5 million (net of $1.2 million of chassis delivery costs written off) was recognized as other income and $11.3 million, which reflected our estimate of the rail cost increase under the new Union Pacific contract on purchased transportation costs over the remaining term of the Union Pacific legacy contract, is being amortized to costs of purchased transportation and services over that remaining term.

Under the new arrangements with Union Pacific, substantially all of the wholesale east-west domestic big box business that we had historically handled on behalf of intermodal marketing company (“IMC”) customers on the Union Pacific network had transitioned away from the Company by the end of the first quarter of 2010. This transition was a result of the new rate structure in the new Union Pacific contract which caused the Company to increase the rates it charged to its IMC customers, thereby becoming the catalyst for our IMC customers to transition their transportation requirements either directly to Union Pacific or to other transportation providers. For the six month periods ending June 30, 2010 and 2009, we recognized revenues of approximately $19.2 million and $122.5 million, respectively, from IMC customers in the domestic east-west big box business. The Company continues to offer to IMCs our domestic small box (20-, 40- and 45-ft. containers) transportation services, stand alone local drayage services through Pacer Cartage, Mexico big box transportation services and Eastern core transportation services (i.e., transportation within the Pacer’s eastern network only). In addition, we continue to offer IMC’s domestic east-west big box transportation services, though on a substantially reduced scale.

We also continue to service our north/south Mexico automotive business and international ocean carrier business, including avoided repositioning cost (or “ARC”) services, under the terms of our legacy agreement with Union Pacific through its

Securities and Exchange Commission

August 5, 2010

October 11, 2011 expiration date. The new arrangements with Union Pacific, however, also establish terms and conditions that apply after that date to provide us with a continued exclusive position on the Union Pacific network with regard to our offering of products and services to meet international steamship line customers’ needs in conjunction with and in addition to the Union Pacific rail transportation product, and we are continuing to work with Union Pacific on our north/south Mexico automotive arrangements beyond the term of the legacy agreement.”

B. Components of the $30 million payment

The $30 million payment from UP represents a multiple element arrangement under ASC 605-25-30. Under one of the elements of the new UP arrangements, the fleet sharing arrangement, UP is reimbursing us for the cost of equipment we lease that UP now utilizes under the fleet sharing arrangement. Since the amounts reimbursed by Union Pacific are in alignment with the amounts we pay under the leases, the value of this arrangement was determined to be zero.

We identified the settlement of the outstanding claims and counter claims and the increase in the future rail rates through October 11, 2011 as the two components of the new UP arrangements with value, which would be considered the multiple elements for the exchange of $30 million from UP.

We estimated the fair value of the increase of our shipment rates to be $11.3 million based on the present value of the expected future cash outflows associated with the rate differential, which amount, as noted above, is being recognized over the remaining term of the legacy agreement with UP.

We were not able to determine the fair value of the settlement of the outstanding claims and counter claims; however, as this is a delivered element, we believe use of the residual method under ASC 605-25-30-2 is permitted to determine the fair value of the delivered component once the fair value of the undelivered element (i.e. the fair value of the increase in the future rail rates) has been determined. As such, the residual $18.7 million was allocated to the settlement of the outstanding claims and counterclaims and recognized immediately. The $18.7 million was reduced by $1.2 million of chassis delivery costs, which were written off, and the net $17.5 million was recognized in other income.

We note that the accounting for such an arrangement was discussed in a speech by Eric West, Associate Chief Accountant, titled “Remarks before the 2007 AICPA national Conference on Current SEC and PCAOB Developments.” In the speech, it was noted that it is appropriate to follow the allocation guidance in EITF 00-21 (currently ASC 605-25-30) for the allocation of the consideration to the separate elements in the arrangement. Specifically, this speech states: “To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably

Securities and Exchange Commission

August 5, 2010

estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual.”

9.	Please disclose how you will account for each component of the new Union Pacific contract, including the fleet sharing arrangement.

Response:

We recognize the line-haul costs under the new Union Pacific contract as they are incurred on a specific load basis, net of the amortization of the deferred gain from the new Union Pacific arrangements. The costs and reimbursements associated with the fleet sharing arrangement are included in our direct operating expense and recognized as incurred. See response to comment 8 for the discussion of the accounting associated with the $30 million payment received from Union Pacific.

Note 9. Commitments and Contingences, page F-25

10.	To the extent known, please disclose the amount sought by Union Pacific in its claim for retroactive rate adjustments for 20, 40, and 45 foot international container shipments.

Response:

UP has not identified in the arbitration proceeding the amount of retroactive rate adjustments for 20-, 40- and 45-foot intermodal container shipments that it claims under a contract provision relating to the renegotiation of rates. In the arbitration proceeding, each party seeks a declaratory judgment (and not any monetary award or relief) regarding how to interpret and apply the rate renegotiation provision upon which UP has relied to seek the claimed rate adjustments. The arbitration hearing is currently scheduled for November 2010.

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 5, 2010

On behalf of Pacer International, Inc., I thank you for your consideration of our response. Please do not hesitate to contact the undersigned at (614) 923-1987, or Michael F. Killea, the Company’s General Counsel at (904) 485-1004, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John J. Hafferty
Executive Vice President and Chief Financial Officer

cc:	Daniel W. Avramovich
Chairman and CEO, Pacer International, Inc.

Michael F. Killea, Esq.
General Counsel, Pacer International, Inc.

David Haas
PricewaterhouseCoopers LLP